Item 77C: Submission of Matters to a Vote of Security Holders

Shareholder Meeting Results

On August 24, 2017, the Annual Meeting of Shareholders of the Fund was held to elect two Trustees and to consider a shareholder proposal.  On June 12, 2017, the record date for the meeting, the Fund had outstanding 190,661,201shares of beneficial interest. The votes cast at the meeting were as follows:

Proposal 1 – To elect two Trustees:
Nominee	For	Against/Withheld
Thomas W. Brock	143,884,004.146	26,818,202.466
George Gaspari	143,727,688.298	26,974,518.314

Proposal 3 – Shareholder Proposal:

For	Against/Withheld	Abstain	Broker Non-Votes
34,712,284.341	67,547,452.608	4,627,432.663	63,815,037.000